Medical Connections Holdings, Inc.
4800 T Rex Avenue, Suite 310
Boca Raton, FL  33431

January 4, 2011

United States Securities
   and Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Washington, D.C. 20549-7010
Attn:  Daniel L. Gordon, Branch Chief

Re:	Medical Connections Holdings, Inc. Form 10-K Filed March 30, 2010 File No 333-72376

Dear Mr. Gordon:

On behalf of Medical Connections Holdings, Inc. (the "Company"), we hereby respond to the Staff's comment letter, dated December 30, 2010, regarding the above-referenced  10-K.  Please note that, for the Staff's convenience, we have recited the Staff's comments in boldface type and provided our response to each comment immediately thereafter in the above referenced matter.

Item 1. Business page 1.

1.
You cite various statistics that indicate the demand for healthcare professionals is increasing and that the healthcare industry is growing, despite a downturn in the general economy.  This appears to contradict the MD&A disclosure on page 21, where you cite general economic decline as the reason for the year over year decrease in your revenue.  Please revise in future filings to present a more balanced view of the healthcare staffing industry, or revised your MD&A to explain other factors specific to your company that led to the decrease in revenue.

We acknowledge the Staff's comment and will revise our MD&A disclosure in future filings to explain all factors that led to our increase or decrease in revenue.

Item 7.  Management's Discussion and Analysis or Plan of Operation, page 20.

2.
We believe your MD&A section could benefit from an expanded "Overview" section that provides an understanding of the matters with which management is concerned primarily in evaluating the company's financial condition and operating results.  In future filings, and to the extent known, please provide insight into challenges, risks and opportunities of which management is aware and discuss any actions being taken to address the same.  We note that the company had a net loss for each of the fiscal years ended December 31, 2009 and 2008.  Please refer to SEC Release  No. 33-8350, Dec. 19, 2003.

We acknowledge the Staff's comment and will provide an expanded "Overview" section to our MD&A in future filings to provide insight into the challenges, risks and opportunities of which management is aware and discuss actions that are being taken to address the same.  We will review SEC Release No. 33-8350, Dec. 19, 2003.

Daniel L. Gordon, Branch Chief
January 4, 2011

Item 10, Directors, Executive Officers and Corporate Governance, page 27.

3.
Please confirm that your future filings will disclose for each director the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director.  Refer to Item 401(e) of Regulation S-K.

We acknowledge the Staff's comment and confirm that out future filings will disclose for each director the specific experience, qualifications, attributes or skills that led to the conclusion that each person should serve as a director pursuant to Item 401(e) of Regulation S-K.

Item 11.  Executive Compensation, page 30.

4.	In future filings, please explain the reasons for the salary increases that are disclosed in the table. Please tell us how you intend to comply.

We acknowledge the Staff's comment and confirm that in future filings we will disclose the reasons for the salary increases disclosed in the executive compensation table and other relevant portions of our SEC filings.  We intend on complying with this requirement by reviewing the minutes of the Board of Directors or Compensation Committee relating to compensation decisions.

5.
Please tell us the specific determinations involved in making bonus awards and confirm that you will provide such disclosure in future filings.  Any financial metrics used should be provided, which include pre-established formulae or criteria.  Refer to Item 402(o)(5) of Regulation S-K.

We acknowledge the Staff's comment and confirm that we will disclose the specific determinations involved in making bonus awards.  We will disclose any financial metrics which are used in such decisions, such as pre-established formula or criteria.

Daniel L. Gordon, Branch Chief
January 4, 2011

Signatures, page 34.

6.
Please note that the Form 10-K must be signed by your controller or principal accounting officer in accordance with General Instruction D(2)(a) to From 10-K. Please file an amended 10-K to include that person's signature.  If your controller or principal accounting officer has already signed the report, please tell us who serves in that capacity and confirm that you will include the additional title on the signature page in your future filings.

Our principal accounting officer, Brian R. Neill, signed the Company's 10-K filed on March 30, 2010.   Mr. Neil's title as the Company's Chief Financial Officer is noted on his signature line. Additionally, the signature line indicates that he is our Principal Financial Officer. We confirm that we will add the title of Principal Accounting Officer to Mr. Neill's signature on future filings.

Note 2 – Summary of Significant Accounting Policies, page F-6.

Allowance for Doubtful Accounts/Sales Allowance, page F-6.

7.
You disclose that your allowance for doubtful accounts is $50,000, which includes a sales allowance of $60,000 related to permanent placement revenue.  Please clarify 1) how the allowance for doubtful accounts could contain a sales allowance that exceeds the total amount by $10,000, 2) whether the valuation amount remains constant or fluctuates from period to period and 3) what is meant by permanent placement revenue being "discounted after a reasonable period of time."  Please also include a rollforward of the allowance for doubtful accounts as prescribed by Rule 12-09 of Rule S-X in future filings.

The allowance for doubtful accounts and sales allowance are separate. We will revise the wording in future filings to clarify that there are two separate allowances. The Company values the allowance for doubtful accounts and sale allowances each quarter or whenever events or changes in circumstances indicate that a revaluation may be required. The valuation amounts will fluctuate from period to period, if circumstances warrant a change. The phrase sales allowance "discounted after a reasonable period of time" refers to sales revenues related to permanent placement contracts that the Company did not receive because the contract was cancelled or not consummated. We will include a roll forward of the allowance for doubtful accounts as prescribed by Rule 12-09 of Rule S-X in future filings.

Daniel L. Gordon, Branch Chief
January 4, 2011

Note 13 – Subsequent Events, page F-16.

8.
We note that you entered into a stock purchase agreement on March 12, 2010 with Trustaff Management, Inc.  It appears that this potential acquisition is significant above the 40% level.  In that regard, please file a Form 8-K which includes financial statements of Trustaff for the two most recent fiscal years, interim period and comparable prior period as required by Rule 8-04 of Regulation S-X and pro forma financial statements as required by Rule 8-05 of Regulation S-X.

There are several conditions that must be met prior to closing the acquisition with Trustaff Management, Inc. ("Trustaff"), which are specified in Section 7.1(a)-(i) of the Stock Purchase Agreement, which is filed as Exhibit 10.1 to the Company's 10-Q filed with the SEC on March 31, 2010.  These conditions include, but are not limited to the following:  (i) the Company's satisfactory review of its due diligence investigation of Trustaff, (i) the Company shall have secured a minimum of $22 million in financing, (iii) Trustaff shall have provided the Company with two years of audited financial statements and any interim periods, for the time periods and in the proper form which are required by applicable SEC rules, as confirmed by the Company's auditors and (iv) the Company shall have transferred all Licenses to the Company, to the extent transferrable under applicable law or the Company shall have obtained the Licenses required to operate the business.   We do not deem the Trustaff acquisition to be probable, until these significant closing conditions have been satisfied.

9.	To the extent that the Trustaff acquisition is still probable but has not closed in future filings, please include a discussion of how you intend to fund this acquisition.

The Company intends to finance the Trustaff acquisition with funds that it raises in a private offering or possibly through bank financing.

We believe the responses provided above fully address the Staff's comments.  If you have any questions, please contact the undersigned at (800) 681-2056.
Sincerely,

/s/ Jeffrey S. Rosenfeld
Jeffrey S. Rosenfeld, Chief Executive Officer